U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

INFORMATION STATEMENT PURSUANT TO RULE S 13D-1(B)(C)(D) AND 13D-2
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Gulf Western Petroleum Corporation
(Name of Issuer)

Common Shares
(Title of Class of Securities)

40285P 109
(CUSIP Number)

March 19, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule if filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.:  40285P 109

(1)	Names of Reporting Persons

0783648 BC Ltd.

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐

(b) ☐

(3)	SEC Use Only

(4)	Citizenship or Place of Organization

Canadian

Number of Shares Beneficially Owned by Each Reporting Person With:

(5)	Sole Voting Power: 3,592,000*

(6)	Shared Voting Power: 0

(7)	Sole Dispositive Power: 3,592,000*

(8)	Shared Dispositive Power: 0

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person

3,592,000*

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

☐

(11)	Percent of Class Represented by Amount in Row (9)

6.2%**

(12)	Type of Reporting Person (See Instructions)

CO

* Includes 1,000,000 shares of common stock issuable upon exercise of 1,000,000 warrants of the Issuer at an exercise price of $0.65 until September 20, 2010.
** Based on 57,907,107 shares of common stock issued and outstanding as of March 19, 2008, as advised by the Issuer’s transfer agent.\

CUSIP No.:  40285P 109

(1)	Names of Reporting Persons

David Lyall

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)

(c) ☐
(d) ☐

(3)	SEC Use Only

(4)	Citizenship or Place of Organization

Canadian

Number of Shares Beneficially Owned by Each Reporting Person With:

(5)	Sole Voting Power: 3,592,000*

(6)	Shared Voting Power: 0

(7)	Sole Dispositive Power: 3,592,000*

(8)	Shared Dispositive Power: 0

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person

3,592,000*

3,592,000 shares are owned by 0783648 BC Ltd.  David Lyall is the President of 0783648 BC Ltd. and has sole dispositive and voting power over these shares.

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

☐

(11)	Percent of Class Represented by Amount in Row (9)

6.2%**

(12)	Type of Reporting Person (See Instructions)

IN

* Includes 1,000,000 shares of common stock issuable upon exercise of 1,000,000 warrants of the Issuer at an exercise price of $0.65 until September 20, 2010.
** Based on 57,907,107 shares of common stock issued and outstanding as of March 19, 2008, as advised by the Issuer’s transfer agent.

 Item 1

1(a)	Name of Issuer:

Gulf Western Petroleum Corporation

1(b)	Address of Issuer’s Principal Executive Offices:

4801 Woodway Drive, Suite 306W
Houston, Texas, 77056

Item 2

2(a)	Name of Person Filing:

(1)	0783648 BC Ltd.
(2)	David Lyall

2(b)	Address or Principal Business Office or, if none, Residence:

Suite 2000 - 400 Burrard Street
Vancouver, British Columbia, V6C 3A6

2(c)	Citizenship:

Canadian

2(d)	Title of Class of Securities:

Common Shares

2(e)	CUSIP No.:

40285P 109

Item 3

If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

a.	☐	Broker or dealer registered under Section 15 of the Act;
b.	☐	Bank as defined in Section 3(a)(6);
c.	☐	Insurance company as defined in Section 3(a)(19) of the Act;
d.	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;
e.	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
f.	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
g.	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
h.	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

i.	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
j.	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4  Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(1)	0783648 BC Ltd.:
a.	Amount Beneficially Owned: 3,592,000*
b.	Percent of class: 6.2%**
c.	Number of shares as to which such person has:
i.	Sole power to vote or to direct the vote: 3,592,000*
ii.	Shared power to vote or to direct the vote: 0
iii.	Sole power to dispose or to direct the disposition of: 3,592,000*
iv.	Shared power to dispose or to direct the disposition of : 0

(2)	David Lyall:
d.	Amount Beneficially Owned: 3,592,000*
e.	Percent of class: 6.2%**
f.	Number of shares as to which such person has:
v.	Sole power to vote or to direct the vote: 3,592,000*
vi.	Shared power to vote or to direct the vote: 0
vii.	Sole power to dispose or to direct the disposition of: 3,592,000*
viii.	Shared power to dispose or to direct the disposition of : 0

3,592,000 shares are owned by 0783648 BC Ltd.  David Lyall is the President of 0783648 BC Ltd. and has sole dispositive and voting power over these shares.

* Includes 1,000,000 shares of common stock issuable upon exercise of 1,000,000 warrants of the Issuer at an exercise price of $0.65 until September 20, 2010.

** Based on 57,907,107 shares of common stock issued and outstanding as of March 19, 2008, as advised by the Issuer’s transfer agent.

Item 5

Ownership of 5 Percent or Less of a Class.  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following .

Item 6.  Ownership of More than 5 Percent on Behalf of Another Person

N/A

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

N/A

Item 8.  Identification and Classification of Members of the Group

N/A

Item 9.  Notice of Dissolution of Group.

N/A

Item 10.  Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	April 16, 2008

/s/ 0783648 BC Ltd.
David Lyall, President

/s/ David Lyall
David Lyall